August 31, 2018

Filed via EDGAR

Ms. Marianne Dobelbower, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton ETF Trust (the “Trust”)

            (File Nos.  333-208873; 811-23124)

Dear Ms. Dobelbower:

On behalf of the Trust, submitted herewith under the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 34, 35 and 36 to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed with the Commission on July 20, 2018 under the Securities Act of 1933 and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Amendments were filed to register three new series of the Trust designated as the Franklin FTSE Saudi Arabia ETF (the “Saudi Arabia ETF”), Franklin FTSE South Africa ETF (the “South Africa ETF”) and Franklin FTSE Latin America ETF (the “Latin America ETF”) (each a “Fund” and collectively, the “Funds”).  Each comment from the Staff is summarized below, followed by the Funds’ response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendments.

1.       Comment:  Comments to one Fund’s disclosure apply to similar disclosure for each Fund.

Response:  We will review and incorporate applicable revisions into each Fund’s disclosure in response to the Staff’s comments.

2.       Comment:  Please include the completed fee table and expense example information for each Fund in your response letter.

Response:  The completed fee table and expense example for each Fund is attached hereto as Exhibit A.

3.       Comment: The Fund’s principal investment strategies disclosure states that the Fund invests at least 80% of its assets in the component securities of the Fund’s Underlying Index and in depositary receipts representing such securities. Pursuant to Rule 35d-1 under the 1940 Act, please confirm that the Fund will invest at least 80% of its net assets in companies and investments that are economically tied to the country or region specified in the Fund’s name and state the criteria used by the Fund, including the Fund’s Underlying Index, to determine that a component security is economically tied to the country or region in the Fund’s name.

Response:  The Trust respectfully notes that the “Non-Fundamental Investment Policies” section of each Fund’s statement of additional information provides as follows: “The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest at least 80% of its assets in equity securities or investments, such as depositary receipts, that are economically tied to the particular [country/geographic region] suggested by the Fund’s name. The Fund considers the securities or investments that are economically tied to the particular [country/geographic region] suggested by the Fund’s name to be those securities or investments that comprise the Underlying Index. For purposes of such investment policy, ‘assets’ include the Fund’s net assets, plus the amount of any borrowings for investment purposes.”

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Specific criteria that each Underlying Index uses to determine that a component security is from and economically tied to the country or region in the Underlying Index’s name are detailed in the Fund’s prospectus in the “Principal Investment Strategies” section, as follows:  “FTSE Russell determines eligible securities for the [Underlying Index] based on measures such as the company’s place of incorporation, quality of investor protection, tax domicile, location of headquarters/factors of production and currency of denomination.”  The Trust notes that Rule 35d-1 does not enumerate specific criteria that must be considered in determining whether a particular security is economically tied to a particular country or region; rather, the rule “allow[s] an investment company the flexibility to invest in additional types of investments that … expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name” (see Investment Company Act Release No. IC-24828 at notes 24-26 and accompanying text, noting that limiting country determination to “specific criteria would be too restrictive.”).  The Trust believes that the criteria detailed above expose the Fund’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.

4.       Comment:  In the Principal Investment Strategies section, please consider providing additional information regarding the universe of securities eligible for inclusion in the Underlying Index. Please consider providing additional information regarding the Underlying Index, such as (i) the number of constituent securities comprising the Underlying Index; (ii) the frequency of any rebalancing and/or reconstitution of the Underlying Index; and (iii) the basis for removal of a security from the Underlying Index.

Response:  With respect to the Saudi Arabia ETF, the Trust notes that the Principal Investment Strategies section discloses that the Underlying Index is based on the FTSE Saudi Arabia Index and is designed to measure the performance of Saudi Arabian large- and mid-capitalization stocks.  The Principal Investment Strategies section, as updated, also discloses the number of constituent securities comprising the Underlying Index and the market capitalization ranges of the constituent securities.  In addition, the “Fund Details—Principal Investment Policies and Practices” section provides the following, as revised:

FTSE Russell conducts semi-annual reviews of the Underlying Index, which may result in the rebalancing and/or reconstitution of the Underlying Index. Companies may be added to or removed from the Underlying Index on a quarterly basis. Ongoing event-related changes, such as mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events, are generally implemented in the Underlying Index as they occur. The Fund’s portfolio is generally rebalanced following the rebalancing of the Fund’s corresponding Underlying Index.

The prospectuses of the South Africa ETF and Latin America ETF contain similar disclosure.

5.       Comment:  With respect to the Saudi Arabia ETF, please clarify the capitalization range of companies included in the Underlying Index, including whether large and medium capitalization ranges of Saudi Arabian companies differ from general market conventions.  If so, please provide context explaining such differences.

Response:  As detailed in the response to Comment 4 above, the capitalization range of securities included in the Saudi Arabia ETF’s Underlying Index has been added.  The Fund notes that the Underlying Index’s definitions of medium and large capitalization companies conform to general market conventions.

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6.       Comment:  The Principal Investment Strategies section states that when employing a representative sampling strategy, the Fund “will select securities that collectively have an investment profile similar to that of the [Underlying Index], including securities that resemble those included in the [Underlying Index]” based on certain factors.  The principal investment strategies section also states that the Fund invests at least 80% of its assets in the component securities of the Fund’s Underlying Index and in depositary receipts representing such securities.  Please confirm that any investments in securities not included in the Underlying Index will be in the Fund’s 20% bucket.

Response:  Each Fund confirms that any investments in securities that are not (i) component securities of the Fund’s Underlying Index or (ii) depositary receipts representing such component securities will be in the Fund’s 20% bucket.

7.       Comment:  If a Fund will concentrate its investments in a particular industry or group of industries, please specify that industry or group of industries, and provide corresponding risk disclosure.

Response:  The Trust confirms that, to the extent that a Fund concentrates its investments in a particular industry or group of industries, corresponding investment strategy and risk disclosure will be added to the Prospectus.

8.       Comment:  For each Fund, please review the principal risk disclosure included in the Item 4 and Item 9 sections and consider revising as appropriate to ensure consistency in the different types of risks discussed in those two sections.

Response:  As requested, the Trust has reviewed the Item 4 and Item 9 principal risk disclosure for each Fund.  The Trust believes that such disclosure, as revised, is consistent in the different types of risks discussed in those two sections.

9.       Comment:  The “Index-Related” risk states that FTSE Russell does not guarantee that the FTSE Saudi Arabia Capped Index will be in line with the described index methodology.  Please supplementally explain what is meant by this disclosure.

Response:  The above-cited disclosure is intended to clarify that while FTSE Russell intends to maintain the FTSE Saudi Arabia Capped Index in line with its index methodology, there may be circumstances that result in the FTSE Saudi Arabia Capped Index inadvertently diverging from the index methodology, such as calculation or data errors or the inclusion of incorrect constituents.

10.   Comment:  Please consider including cybersecurity risk for each Fund.

Response:  The Funds are taking into consideration this request.  No disclosure changes are being made at this time.

11.   Comment:  Please file the index sub-licensing agreement relating to the Funds as an exhibit to the Funds’ registration statement.

Response:  The index sub-licensing agreement will be filed as an exhibit to the Funds’ registration statement as requested.

12.   Comment:  Please confirm that the Funds’ website address disclosed in the prospectus is accurate.

Response:  The Trust confirms the website address is accurate.

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Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Navid J. Tofigh

Navid J. Tofigh

Vice President and Secretary

Franklin Templeton ETF Trust

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Exhibit A

FRANKLIN FTSE SAUDI ARABIA ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.39%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses	0.39%

1. Other expenses are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 40	$ 125

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Exhibit A

FRANKLIN FTSE SOUTH AFRICA ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.19%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses	0.19%

1. Other expenses are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 19	$ 61

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Exhibit A

FRANKLIN FTSE LATIN AMERICA ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.19%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses	0.19%

1. Other expenses are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 19	$ 61

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